Exhibit 99.2

Centogene N.V.

Unaudited interim condensed consolidated statements of comprehensive loss for the three and nine months ended September 30, 2021, and 2020

(in EUR k)

		For the three months ended September 30		For the nine months ended September 30
	Note	2021	2020	2021	2020
Revenue	4, 5	30,196	36,305	147,027	58,129
Cost of sales		35,618	26,059	131,325	39,892
Gross (loss)/ profit		(5,422)	10,246	15,702	18,237
Research and development expenses		3,821	4,796	12,209	10,606
General administrative expenses		10,406	8,373	32,496	24,038
Selling expenses		2,206	1,300	6,097	6,012
Impairment of financial assets	7	502	1,147	1,177	2,821
Other operating income	6.1	1,011	679	2,653	2,425
Other operating expenses	6.2	—	53	36	191
Operating loss		(21,346)	(4,744)	(33,660)	(23,006)
Interest and similar income		—	—	—	6
Interest and similar expense		263	793	734	1,504
Financial costs, net		(263)	(793)	(734)	(1,498)
Loss before taxes		(21,609)	(5,537)	(34,394)	(24,504)
Income tax expenses		35	103	159	232
Loss for the period		(21,644)	(5,640)	(34,553)	(24,736)
Other comprehensive income/ (loss), all attributable to equity holders of the parent		86	(66)	16	4
Total comprehensive loss		(21,558)	(5,706)	(34,537)	(24,732)
Attributable to:
Equity holders of the parent		(21,610)	(5,708)	(34,635)	(24,671)
Non‑controlling interests		52	2	98	(61)
		(21,558)	(5,706)	(34,537)	(24,732)
Loss per share - Basic and diluted (in EUR)		(0.96)	(0.27)	(1.55)	(1.20)

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements

Centogene N.V.

Unaudited interim condensed consolidated statements of financial position as at September 30, 2021, and December 31, 2020

(in EUR k)

Assets	Note	Sep 30, 2021	Dec 31, 2020
Non‑current assets
Intangible assets		11,407	12,407
Property, plant and equipment		12,160	16,590
Right-of-use assets		19,241	22,120
Other assets	7	2,973	1,967
		45,781	53,084
Current assets
Inventories		4,922	11,405
Trade receivables and contract assets	7	13,907	29,199
Other assets	7	5,848	8,286
Cash and cash equivalents	8	25,732	48,156
		50,409	97,046
		96,190	150,130

Equity and liabilities	Note	Sep 30, 2021	Dec 31, 2020
Equity
Issued capital	9	2,701	2,654
Capital reserve	9	132,005	125,916
Retained earnings and other reserves		(97,523)	(62,888)
Non‑controlling interests		193	95
		37,376	65,777
Non‑current liabilities
Non‑current loans	10.1	100	401
Lease liabilities	10.1	15,560	17,677
Deferred tax liabilities		248	207
Government grants	10.2	8,228	8,950
		24,136	27,235
Current liabilities
Government grants	10.2	1,375	1,342
Current loans	10.1	3,842	2,492
Lease liabilities	10.1	3,221	3,528
Trade payables	10.2	8,810	31,736
Liabilities from income taxes	10.2	177	58
Other liabilities	10.2	17,253	17,962
		34,678	57,118
		96,190	150,130

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements

Centogene N.V.

Unaudited interim condensed consolidated statements of cash flows for the nine months ended September 30, 2021, and 2020

(in EUR k)

		For the nine months ended September 30
	Note	2021	2020
Operating activities

Loss before taxes		(34,394)	(24,504)

Adjustments to reconcile loss to cash flow from operating activities

Depreciation and amortization	5	13,476	6,943
Inventory write-off		1,795	—
Interest income		—	(6)
Interest expense		734	1,504
Loss on the disposal of property, plant and equipment		352	—
Expected credit loss allowances on trade receivables and contract assets	7	1,177	2,821
Share‑based payment expenses	11	6,136	2,542
Tax expense		160	—
Other non‑cash items		(300)	(1,800)

Changes in operating assets and liabilities
Inventories		4,688	(5,482)
Trade receivables and contract assets	7	14,115	(12,015)
Other assets	7	594	5,605
Trade payables	10.2	(22,926)	3,498
Other liabilities	10.2	(590)	1,225

Cash flow used in operating activities		(14,983)	(19,669)

Investing activities

Cash paid for investments in intangible assets	5	(2,567)	(4,781)
Cash paid for investments in property, plant and equipment	5	(2,829)	(6,641)
Grants received for investment in property, plant and equipment	10.2	—	390
Interest received		—	6

Cash flow used in investing activities		(5,396)	(11,026)

Financing activities
Cash received from issuance of shares		—	22,430
Cash paid for acquisition of non-wholly owned subsidiary		—	(75)
Cash received from loans	10.1	1,910	1,114
Cash repayments of loans	10.1	(467)	(1,260)
Cash repayments of lease liabilities	10.1	(3,301)	(2,833)
Interest paid		(187)	(1,028)

Cash flow used in/ generated from financing activities		(2,045)	18,348

Changes in cash and cash equivalents		(22,424)	(12,347)
Cash and cash equivalents at the beginning of the period		48,156	41,095
Cash and cash equivalents at the end of the period		25,732	28,748

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements

Centogene N.V.

Unaudited interim condensed consolidated statements of changes in equity for the nine months ended September 30, 2020, and 2021

		Attributable to the owners of the parent
				Currency			Non-
		Issued	Capital	translation	Retained		controlling	Total
in EUR k	Note	capital	reserve	reserve	earnings	Total	interests	equity

As of January 1, 2020		2,383	98,099	—	(40,622)	59,860	(938)	58,922
Loss for the period		—	—	—	(24,675)	(24,675)	(61)	(24,736)
Other comprehensive loss		—	—	4	—	4	—	4
Total comprehensive loss		—	—	4	(24,675)	(24,671)	(61)	(24,732)
Share-based payments	11	—	2,542	—	—	2,542	—	2,542
Issuance of shares		240	22,969	—	—	23,209	—	23,209
Exercise of options		30	(30)	—	—	—	—	—
Transaction costs		—	(779)	—	—	(779)	—	(779)
Disposal of non-wholly owned subsidiary	6.2	—	—	—	—	—	268	268
Acquisition of non-wholly owned subsidiary		—	—	—	(780)	(780)	705	(75)
As of September 30, 2020		2,623	122,831	4	(66,077)	59,381	(26)	59,355

		Attributable to the owners of the parent
				Currency			Non-
		Issued	Capital	translation	Retained		controlling	Total
in EUR k	Note	capital	reserve	reserve	earnings	Total	interests	equity

As of January 1, 2021		2,654	125,916	(48)	(62,840)	65,682	95	65,777
Loss for the period		—	—	—	(34,651)	(34,651)	98	(34,553)
Other comprehensive loss		—	—	16	—	16	—	16
Total comprehensive loss		—	—	16	(34,651)	(34,635)	98	(34,537)
Share-based payments	11	—	6,136	—	—	6,136	—	6,136
Exercise of options		47	(47)	—	—	—	—	—
As of September 30, 2021		2,701	132,005	(32)	(97,491)	37,183	193	37,376

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements

Notes to the unaudited interim condensed consolidated financial statements as of September 30, 2021 and December 31, 2020 and for the three months and nine months ended September 30, 2021, and 2020

1General Company Information

Centogene N.V. (“the Company”) and its subsidiaries (“the Group”) focus on rare diseases and seek to transform real-world clinical and genetic or other data into actionable information for patients, physicians and pharmaceutical companies. The mission of the Company is to bring rationality to treatment decisions and to accelerate the development of new orphan drugs by using our knowledge of the global rare disease market, including epidemiological and clinical data and innovative biomarkers.

On November 7, 2019, the Company completed an initial public offering (“IPO”) and has since been listed on Nasdaq Global Market under stock code “CNTG”. Centogene N.V. is a public company with limited liability incorporated in the Netherlands, with registered office located at Am Strande 7 in 18055 Rostock, Germany and Dutch trade register number 72822872.

In July 2020, the Company completed a follow-on offering of 3,500,000 common shares of the Company (the “Follow-on Equity Offering”), consisting of 2,000,000 common shares offered by the Company and 1,500,000 common shares offered by selling shareholders at a price to the public of US$ 14.00 per common share (i.e. EUR 12.71 per share). Aggregate offering proceeds, net of underwriting discounts, commissions and transaction costs, were EUR 22 million to the Company.

2Basis of Preparation

The interim condensed consolidated financial statements for the three and nine months ended September 30, 2020 and 2021 have been prepared in accordance with IAS 34 Interim Financial Reporting.

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Group’s annual consolidated financial statements as of December 31, 2019, and 2020 and for the three years ended December 31, 2020. Unless otherwise specified, "the Company" refers to Centogene N.V. and Centogene GmbH throughout the remainder of these notes, while "the Group" refers to Centogene N.V., Centogene GmbH and its subsidiaries.

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual consolidated financial statements for the year ended December 31, 2020, except as described below. The Group has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective, and there are no new or amended standards or interpretations that are issued and became effective for the 2021 annual reporting period, that have a material impact on the Group.

These interim condensed consolidated financial statements are presented in euro, which is the Group's functional currency. Unless otherwise specified, all financial information presented in euro is rounded to the nearest thousand (EUR k) in line with customary commercial practice.

2.1New significant accounting policies and accounting judgments and estimates

Revenues from contracts with customer

The Group has a diagnostics customer from the Middle Eastern region with a history of significant payment delays. This history has resulted in the recognition of significant subsequent impairment losses by applying the expected credit loss method as the collection of the contractual consideration was historically considered probable upon recognition of revenue. Based on recent developments in its collection experience, recent negotiations with the customer, and past experiences, the Group considered it necessary to reassess its judgments related to the recognition of revenue from contracts with this customer.

The Group’s management concluded, based on the facts and circumstances and management’s expectations regarding this customer, that this uncertainty in the amount of the contract consideration it expects to collect, and the

Notes to the unaudited interim condensed consolidated financial statements as of September 30, 2021 and December 31, 2020 and for the three months and nine months ended September 30, 2021, and 2020 likelihood of accepting a lower amount or changing payment terms represents an “implicit price concession” such that the contract consideration is variable. Therefore, the Group’s management estimates the amount of the contractual consideration it expects to ultimately collect and for which it is highly probable that related revenue recognized would not be subject to significant future reversals when such uncertainty is resolved. The Group’s management estimates the implicit price concessions by applying an estimated rate of 18% based primarily upon past collection history.

Despite the uncertainties related to the amount expected to be collected from the customer, based on experience and the facts and circumstances related to the customer, the Group considers it probable that it will collect 82% of the amount of estimated variable transaction price due to newly agreed payment plans established with the customer. Therefore, the Group records the difference between the billed amount and the amount estimated to be collectible as a reduction to revenue. At the end of each reporting period, and if necessary upon receipt of new information, the Group may revise the amount of the variable consideration included in the transaction price. The Group has applied this accounting policy and accounting estimate to arrangements with this customer prospectively with effect to during the third quarter of 2021.

2.2Going Concern

As an early commercial-stage company, the Group is still in progress towards reaching break-even in its diagnostic and pharma businesses. The Group and Company are subject to a number of risks similar to those of other development and early commercial stage companies. These risks include, among other things, the failure to enter into and successfully execute further collaborations with pharmaceutical partners, the failure to generate revenue from the Company’s development portfolio and risks associated with research, development, testing and obtaining related regulatory approvals in relation to our product candidates. The Group´s ongoing success and ultimately the attainment of profitable operations depends on future uncertain events which include, among other things, obtaining adequate financing to promote our commercial and development activities until the Group can generate sufficient revenues to support its operating cash requirements.

The Group has incurred operating losses since inception. For the nine months ended September 30, 2021 the Group incurred a net loss of € 34.6 million of which € 33.7 million are related to loss of operations, resulting in an operating cash outflow of € 15.0 million). As of September 30, 2021, the Group had generated an accumulated deficit of € 97.5 million, and had an equity position of € 37.4 million.

Considering cash and cash equivalents as of September 30, 2021 of € 25.7 million with relatively low short term debt obligations of € 4.0 million and no financial covenants, the Group has prepared cash flow forecasts and considered the cash flow requirement for the Company, principally focused on the twelve month period from the date of the approval of the unaudited interim condensed consolidated financial statements. These forecasts show that further financings will be required during the course of the next 12 months assuming, among others, that development programs and other operating activities continue as currently planned including the implementation of certain planned cost saving measures. This requirement for additional financing represents a material uncertainty that raises significant doubt about our ability to continue as a going concern. Without such funding considered, the Group’s current cash and cash equivalents will not be sufficient to fund its operations and meet all of its obligations as they fall due for at least one year from the date of the issuance of these unaudited interim condensed consolidated financial statements.

Consequently, until the Group completes a significant financing, it plans to obtain interim bridge financing, enact measures aimed at reducing personnel and infrastructure costs, and where possible, operate at a lower spending level by pacing investments on new research programs. Additionally, the Group plans to seek funds through further private or public equity financings, debt financings, strategic collaborations and marketing, distribution or licensing arrangements, business and asset divestitures and grant funding among other things. Despite the Company’s efforts to obtain the necessary funding and improve profitability of its operations, there can be no assurance of its success in doing so, or obtaining necessary funding on acceptable terms.

Notes to the unaudited interim condensed consolidated financial statements as of September 30, 2021 and December 31, 2020 and for the three months and nine months ended September 30, 2021, and 2020

The accompanying unaudited interim condensed consolidated financial statements for the three and nine months ended September 30, 2021 have been therefore prepared on a going concern basis contingent upon the successful implementation of the plans described above. This contemplates the Group will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. The unaudited interim condensed consolidated financial statements do not reflect any adjustments relating to the recoverability and classification of assets or the amounts and classification of liabilities that would be necessary, was the Group unable to continue as a going concern.

3Effect of COVID-19 Pandemic

The COVID-19 pandemic has spread worldwide and continues to cause many governments to maintain measures to slow the spread of the outbreak through quarantines, travel restrictions, closures of borders and requiring maintenance of physical distance between individuals.

Since the second quarter of 2020, the COVID-19 pandemic has resulted in a slowdown in our diagnostics and pharmaceutical businesses. As part of the Company’s initiative to assist local, national and international authorities as well as other partners in their efforts to facilitate the earliest possible diagnosis of COVID-19 and thereby contribute to allowing society to return to a “new” normal, the Company commenced testing for COVID-19 in March 2020.

During the nine months ended September 30, 2021, the Group continued the COVID-19 testing activities started in 2020 with a leading role in providing testing services at airports in Germany. Furthermore, new variants of the virus have emerged since mid-December 2020. How these mutations develop and their impact on the effectiveness of vaccines is not yet fully clear. Furthermore, vaccination campaigns in several countries started during the nine months ended September 30, 2021, and due to the expected increase in the availability of vaccines until the end of the year, the expectation is that governments will reduce restrictions during 2021. As a result of these developments in the COVID-19 pandemic, the Group has noticed a decrease in COVID-19 test order intakes in the three months ended September 30, 2021. How and when these developments would affect the potential prolongation of the need for testing on a broader scale remains uncertain.

Although the Group is taking a number of measures aimed at minimizing disruptions to the business and operations, and while the provision of testing for the COVID-19 virus is anticipated to generate additional revenues for us, the full extent to which the global COVID-19 pandemic may impact the business will depend on future developments, which are highly uncertain and cannot be predicted, such as the duration of the pandemic, the availability and effectiveness of vaccines against new variants, the probability of the occurrence of further outbreaks and the ultimate impact on the financial markets and the global economy, and could result in an unforeseen negative impact on the business and future results of operations.

Notes to the unaudited interim condensed consolidated financial statements as of September 30, 2021 and December 31, 2020 and for the three months and nine months ended September 30, 2021, and 2020

4Revenues from Contracts with Customers

in EUR k	Three Months Ended September 30, 2021
	Pharmaceutical	Diagnostics	COVID-19	Total
Rendering of services	2,532	7,261	20,203	29,996
Sales of goods	200	—	—	200
Total Revenues from contracts with external customers	2,732	7,261	20,203	30,196

Recognized over time	2,532	7,261	109	9,902
Recognized at a point in time	200	—	20,094	20,294
Total Revenues from contracts with external customers	2,732	7,261	20,203	30,196

Geographical information
Europe	2	1,479	19,971	21,452
—Germany*#	—	48	19,913	19,961
—Netherlands**	—	1	64	65
Middle East	18	4,033	—	4,051
North America	2,696	908	232	3,836
—United States#	2,696	867	232	3,795
Latin America	16	661	—	677
Asia Pacific	—	180	—	180
Total Revenues from contracts with external customers	2,732	7,261	20,203	30,196

*Country of the incorporation of Centogene GmbH

**Country of the incorporation of Centogene N.V.

#	Countries contributing more than 10% of the Group’s total consolidated revenues for the three months ended September 30, 2020, and 2021, respectively.

in EUR k	Three Months Ended September 30, 2020
	Pharmaceutical	Diagnostics	COVID-19	Total
Rendering of services	3,598	5,069	26,795	35,462
Sales of goods	202	—	641	843
Total Revenues from contracts with external customers	3,800	5,069	27,436	36,305

Recognized over time	3,598	5,069	8,693	17,360
Recognized at a point in time	202	—	18,743	18,945
Total Revenues from contracts with external customers	3,800	5,069	27,436	36,305

Geographical information
Europe	39	1,547	27,238	28,824
—Germany*#	20	52	26,568	26,640
—Netherlands**	—	—	2	2
Middle East	26	2,648	—	2,674
North America	3,735	333	197	4,265
—United States#	3,735	299	197	4,231
Latin America	—	398	1	399
Asia Pacific	—	143	—	143
Total Revenues from contracts with external customers	3,800	5,069	27,436	36,305

Notes to the unaudited interim condensed consolidated financial statements as of September 30, 2021 and December 31, 2020 and for the three months and nine months ended September 30, 2021, and 2020

in EUR k	Nine months ended September 30, 2021
	Pharmaceutical	Diagnostics	COVID-19	Total
Rendering of services	8,578	20,359	117,505	146,442
Sales of goods	583	—	2	585
Total Revenues from contracts with external customers	9,161	20,359	117,507	147,027

Recognized over time	8,578	20,359	19,081	48,018
Recognized at a point in time	583	—	98,426	99,009
Total Revenues from contracts with external customers	9,161	20,359	117,507	147,027

Geographical information
Europe	200	4,013	116,253	120,466
—Germany*#	—	158	112,581	112,739
—Netherlands**	—	6	3,603	3,609
Middle East	73	12,118	—	12,191
North America	8,832	2,062	1,176	12,070
Latin America	56	1,679	—	1,735
Asia Pacific	—	487	78	565
Total Revenues from contracts with external customers	9,161	20,359	117,507	147,027

*Country of the incorporation of Centogene GmbH

**Country of the incorporation of Centogene N.V.

#	Countries contributing more than 10% of the Group’s total consolidated revenues for the nine months ended September 30, 2020, and 2021, respectively.

in EUR k	Nine months ended September 30, 2020
	Pharmaceutical	Diagnostics	COVID-19	Total
Rendering of services	11,478	16,308	28,848	56,634
Sales of goods	812	—	683	1,495
Total Revenues from contracts with external customers	12,290	16,308	29,531	58,129

Recognized over time	11,478	16,308	9,215	37,001
Recognized at a point in time	812	—	20,316	21,128
Total Revenues from contracts with external customers	12,290	16,308	29,531	58,129

Geographical information
Europe	106	4,282	29,323	33,711
—Germany*#	58	144	28,645	28,847
—Netherlands**	—	3	2	5
Middle East	74	8,852	—	8,926
North America	12,110	1,446	206	13,762
—United States#	12,110	1,254	206	13,570
Latin America	—	1,362	2	1,364
Asia Pacific	—	366	—	366
Total Revenues from contracts with external customers	12,290	16,308	29,531	58,129

The Group collaborated with a range of pharmaceutical partners on a worldwide basis in 2021 and 2020. In addition, in cases where pharmaceutical partners are developing a new rare disease treatment, it is generally anticipated that the final approved treatment will be made available in several countries or globally. As a result, the Group allocates the revenues of the pharmaceutical segment by geographical region by reference to the location where each pharmaceutical partner mainly operates, which is based on the region from which most of their revenues are generated. The allocation of revenues in the diagnostics segment and COVID-19 segments is based on the location of each customer.

Notes to the unaudited interim condensed consolidated financial statements as of September 30, 2021 and December 31, 2020 and for the three months and nine months ended September 30, 2021, and 2020

Pharmaceutical Segment

During the three and nine months ended September 30, 2021, revenues from one pharmaceutical partner represented 6.5% and 4.8%, respectively, of the Group's total revenues (the three and nine months ended September 30, 2020: 7.3% and 14.4%, respectively).

COVID-19 Segment

During the three months ended September 30, 2021, revenues from two COVID-19 partners represented 2.1% and nil, respectively, of the Group’s total revenues (the three months ended September 30, 2020: 25.4% and 23.9%, respectively). In the nine months ended September 30, 2021, revenues from two COVID-19 partners represented 4.2% and 12.1%, respectively, of the Group’s total revenues (the nine months ended September 30, 2020: 15.9% and 15.0%, respectively).

To support the COVID-19 test offerings, the Company acquired laboratory facilities and equipment, developed CENTOGENE’s Corona Test Portal and leased laboratory space at several locations in Germany. Additionally, COVID-19 testing capacity is provided through custom-built CentoTrucks, mobile laboratories in a container setup to carry out the COVID-19 analysis. Total investments in COVID-19 testing for the three and nine months ended September 30, 2021 amounted to EUR 35k and EUR 2,069k, respectively, in property, plant and equipment (the three and nine months ended September 30, 2020: EUR 2,927k and EUR 4,800k, respectively). There were no additions to right-of-use assets for the three and nine months ended September, 2021 (the three and nine months ended September 30, 2020: EUR nil and EUR 600k, respectively).

An amount of EUR 354k is included in intangible assets and relates to the development of CENTOGENE’s Corona Test Portal for the nine months ended September 30, 2021 (the three and nine months ended September 30, 2020: EUR 373k and EUR 900k, respectively).

The COVID-19 pandemic and its effects on Centogene’s COVID-19 testing business and its core business segments have been and remain a source of uncertainty. The Group’s management has continually monitored the development of the COVID-19 pandemic and the need for testing on a broader scale in making decisions concerning the allocation of the Group’s resources.

Due to changes during the COVID-19 pandemic, particularly developments in vaccination campaigns with increasing vaccination numbers and relaxation of testing regulations by several countries, the Group has reassessed its long-term plans on how to continue the Company’s initiative of providing COVID-19 testing, including the likelihood of renewing certain nonprofitable lease and service agreements related to providing COVID-19 testing solutions at the conclusion of their contract terms. As a result, in line with the Group’s accounting policies for long-lived assets, management reviewed the estimated useful lives of long-lived assets utilized in the COVID-19 test offerings given changes in circumstances and management’s expectations. Management considered how the underlying assets are currently deployed, including whether the assets are utilized in leased facilities or service agreements which management is unlikely to renew, and potential alternative uses of the assets within the COVID-19 business or diagnostics and pharmaceutical businesses. Consequently, the Group prospectively adjusted the estimated useful lives of its long-lived assets which include property, plant and equipment, right of use assets and intangible assets which had in aggregate carrying amount of € 8,549k to a remaining estimated useful life of 8 months, with effect at the beginning of the third quarter of 2021. This prospective change in estimate resulted in accelerated depreciation expense of € 2,384k during the three months and nine months, respectively ended September 30, 2021.

Following the closure of the Hamburg lab, the Group recognized an accelerated depreciation of property, plant and equipment and right-of-use assets in the aggregate amount of € 1,026k in the three and nine months ended September 30, 2021 (nil in the three and nine months ended September 30, 2020).

The carrying value of COVID-19 related long-lived assets was subject to an impairment test after all adjustments were recorded. However, no further impairments were identified.

Notes to the unaudited interim condensed consolidated financial statements as of September 30, 2021 and December 31, 2020 and for the three months and nine months ended September 30, 2021, and 2020

Additionally, management assessed inventory obsolescence on all COVID-19 related inventories which resulted in an inventory write-off included within cost of sales in the amount of € 603k and € 1,795k for the three and nine months ended September 30, 2021, respectively (nil in the three and nine months ended September 30, 2020).

5Segment Information

in EUR k	Three Months Ended September 30, 2021
	Pharmaceutical	Diagnostics	COVID-19	Corporate	Total
Total Revenues from contracts with external customers	2,732	7,261	20,203	—	30,196

Adjusted EBITDA	307	1,070	(3,922)	(10,135)	(12,680)

Capital Expenditures
Additions to property, plant and equipment and right-of-use assets	26	18	35	54	133
Additions to intangible assets	98	—	—	380	478

Other segment information
Depreciation and amortization	397	515	4,672	1,222	6,806
Research and development expenses	—	—	—	3,821	3,821

in EUR k	Three months ended September 30, 2020
	Pharmaceutical	Diagnostics	COVID-19	Corporate	Total
Total Revenues from contracts with external customers	3,800	5,069	27,436	—	36,305

Adjusted EBITDA	871	(1,210)	9,516	(10,261)	(1,084)

Capital Expenditures
Additions to property, plant and equipment and right-of-use assets	3	195	2,900	516	3,614
Additions to intangible assets	218	—	361	237	816

Other segment information
Depreciation and amortization	617	650	110	1,134	2,511
Research and development expenses	—	—	—	4,796	4,796

	Nine Months Ended September 30, 2021
in EUR k	Pharmaceutical	Diagnostics	COVID-19	Corporate	Total
Total Revenues from contracts with external customers	9,161	20,359	117,507	—	147,027

Adjusted EBITDA	2,451	2,703	12,496	(31,698)	(14,048)

Capital Expenditures
Additions to property, plant and equipment and right-of-use assets	35	252	2,069	473	2,829
Additions to intangible assets	661	—	354	1,552	2,567

Other segment information
Depreciation and amortization	1,221	1,333	6,668	4,254	13,476
Research and development expenses	—	—	—	12,209	12,209

Notes to the unaudited interim condensed consolidated financial statements as of September 30, 2021 and December 31, 2020 and for the three months and nine months ended September 30, 2021, and 2020

	Nine Months Ended September 30, 2020
in EUR k	Pharmaceutical	Diagnostics	COVID-19	Corporate	Total
Total Revenues from contracts with external customers	12,290	16,308	29,531	—	58,129

Adjusted EBITDA	5,278	(2,736)	10,306	(26,369)	(13,521)

Capital Expenditures
Additions to property, plant and equipment and right-of-use assets	304	585	5,400	2,352	8,641
Additions to intangible assets	3,072	—	888	821	4,781

Other segment information
Depreciation and amortization	1,688	1,757	164	3,334	6,943
Research and development expenses	—	—	—	10,606	10,606

Adjustments to EBITDA

Adjustments to EBITDA include non-cash charges in relation to depreciation, amortization (including impairments), and share-based payments as well as net financial costs, and income taxes. Certain costs, and related income, are not allocated to the reporting segment results and represent the residual operating activities of the Group reported as ‘Corporate’. These include corporate overheads, which are responsible for centralized functions such as communications, information technology, facilities, legal, finance and accounting, insurance (D&O), human resources, business development and strategic initiatives, certain professional and consulting services, procurement, research and development, and other supporting activities.

Increases in corporate expenses for the three and nine months ended September 30, 2021, are mainly due to increased personnel costs and administrative costs and additional investments in IT support and data center costs.

Notes to the unaudited interim condensed consolidated financial statements as of September 30, 2021 and December 31, 2020 and for the three months and nine months ended September 30, 2021, and 2020

Reconciliation of Segment Adjusted EBITDA to Group Loss for the Period

For the three months ended September 30	2021	2020
Reported segment Adjusted EBITDA	(2,545)	9,177
Corporate expenses	(10,135)	(10,261)
	(12,680)	(1,084)
Share-based payment expenses (Note 11)	(1,860)	(1,149)
Depreciation and amortization	(6,806)	(2,511)
Operating loss	(21,346)	(4,744)
Financial costs, net	(263)	(793)
Income tax expenses	(35)	(103)
Loss for the three months ended September 30	(21,644)	(5,640)

For the nine months ended September 30	2021	2020
Reported segment Adjusted EBITDA	17,650	12,848
Corporate expenses	(31,698)	(26,369)
	(14,048)	(13,521)
Share-based payment expenses (Note 11)	(6,136)	(2,542)
Depreciation and amortization	(13,476)	(6,943)
Operating loss	(33,660)	(23,006)
Financial costs, net	(734)	(1,498)
Income tax expenses	(159)	(232)
Loss for the nine months ended September 30	(34,553)	(24,736)

Non-Current Asset Locations

Non-current assets of the Group consist of right-of-use assets, property, plant and equipment, as well as intangible assets. All of such assets are located in Germany, which is the country of the business address of Centogene GmbH, except for property, plant and equipment of EUR 437k (December 31, 2020: EUR 516k) and right-of-use assets of EUR 205k (December 31, 2020: EUR 709k), which are located in the United States.

,

6Other Income and Expenses

6.1Other Operating Income

	For the Three months ended September 30		For the Nine months ended September 30
in EUR k	2021	2020	2021	2020
Government grants	572	535	1,749	1,940
Currency gains	139	—	67	—
Others	300	144	837	485
Total other operating income	1,011	679	2,653	2,425

Government grants include performance-based grants to subsidize research, development and innovation in the state of Mecklenburg-Western Pomerania from funds granted by the European Regional Development Fund. Furthermore, government grants contain the release of deferred income from investment related grants. Other operating income includes the bank loan granted under the Coronavirus Aid, Relief, and Economic Security Act (CARES Act) which was forgiven during the three months ended June 30, 2021 (see note 10).

Notes to the unaudited interim condensed consolidated financial statements as of September 30, 2021 and December 31, 2020 and for the three months and nine months ended September 30, 2021, and 2020

6.2Other Operating Expenses

	For the Three months ended September 30		For the Nine months ended September 30
in EUR k	2021	2020	2021	2020
Currency losses	—	23	—	60
Others	—	30	36	131
Total other operating expenses	—	53	36	191

During the nine months ended September 30, 2020, the Group disposed of its entire 51% interest in LPC GmbH (“LPC”) to the minority shareholders for a consideration of EUR 213k, of which EUR 200k is to be paid over a period of four years (and included in other assets, see note 7). The related non-controlling interest of EUR 268k (accumulated share of loss) was debited to profit or loss, and the sale resulted in a loss of EUR 101k.

7Trade Receivables and Other Assets

in EUR k	Sep 30, 2021	Dec 31, 2020
Non‑current
Other assets - Rental deposits	2,923	1,867
Other assets – Others	50	100
	2,973	1,967
Current
Trade receivables, net	10,993	25,656
Contract assets, net	2,914	3,543
Other assets	5,848	8,286
	19,755	37,485
Total non-current and current trade receivables and other assets	22,728	39,452

Other Non-Current Assets

The non-current portion of other assets mainly include cash deposits of EUR 2,250k used to secure a bank guarantee of EUR 3,000k relating to the leases of the Rostock headquarters building, cash deposits of EUR 192k, used to secure a bank guarantee of EUR 257k, relating to the leases of the Berlin office and EUR 285k for the leases of certain plant and machineries. It also includes the non-current part of the consideration receivable for the sale of LPC for EUR 50k (see note 6.2).

Trade Receivables and Contract Assets

Trade receivables are non-interest bearing and are generally due in 30 to 90 days. In general, portfolio-based expected credit loss allowances are recognized on trade receivables and contract assets.

Notes to the unaudited interim condensed consolidated financial statements as of September 30, 2021 and December 31, 2020 and for the three months and nine months ended September 30, 2021, and 2020

in EUR k	Sep 30, 2021	Dec 31, 2020
Not past due	9,265	24,185
Past due 1-30 days	1,749	2,228
Past due 31-90 days	1,759	797
Past due more than 90 days	7,007	6,757
Total gross amount of trade receivables and contract assets	19,780	33,967

Expected credit loss rate
Not past due	1.3%	1.6%
Past due 1-30 days	7.0%	3.1%
Past due 31-90 days	11.5%	7.7%
Past due more than 90 days	79.5%	63.0%
Expected credit loss rate on total gross trade receivables and contract assets	29.7%	14.0%

Expected credit loss	5,873	4,768

The addition to the allowance for expected credit losses amounts to EUR 502k and EUR 1,177k for the three and nine months ended September 30, 2021, respectively, which was included in the impairment of financial assets in the profit and loss account (the three and nine months ended September 30, 2020: EUR 1,147k and EUR 2,821k).

Other Current Assets

The current assets include EUR 129k VAT receivables (December 31, 2020: EUR 226k), prepaid expenses of EUR 2,373k (December 31, 2020: EUR 4,431k), receivables related to exercised share-based payment grants of EUR 349k (December 31, 2020: EUR 1,253k receivables), receivables related to COVID-19 bank or credit card transactions of EUR 424 (December 31, 2020: EUR 1,076k), as well as receivables from grants of EUR 1,462k (December 31, 2020: EUR 442k).

8Cash and Short-Term Deposits

As of September 30, 2021, the Group has pledged its short-term deposits with carrying amount of EUR 1,500k (December 31, 2020: EUR 1,500k) and EUR 2,500k (December 31, 2020: EUR 2,500k) respectively, to fulfil collateral requirements in respect of existing secured bank loan and overdraft facility up to EUR 2,500k. In addition, the Group has pledged its short-term deposits of EUR 1,000k (December 31, 2020: EUR 1,000k) related to two other overdraft facilities worth EUR 500k each.

The restriction applying to the collateral may be terminated at any time subject to the full amount of the relevant bank loans and the overdrafts being repaid.

Notes to the unaudited interim condensed consolidated financial statements as of September 30, 2021 and December 31, 2020 and for the three months and nine months ended September 30, 2021, and 2020

9Equity

Common Shares

As of September 30, 2021, 22,511,242 common shares of Centogene N.V. with a nominal value of EUR 0.12 were issued and fully paid up (December 31, 2020: 22,117,643). As of September 30, 2021, the authorized but unissued common share capital amounted to EUR 6,773k (December 31, 2020: EUR 6,826k).

The holders of common shares are entitled to the Company's approved dividends and other distributions as may be declared from time to time by the Company, and are entitled to vote per share on all matters to be voted at the Company's annual general meetings.

Capital Reserve

As of September 30, 2021, capital reserve included a share premium of EUR 107,451k (December 31, 2020: EUR 107,498k), being amounts paid in by shareholders at the issuance of shares in excess of the par value of the shares issued, net of any transaction costs incurred for the share issuance.

In addition, it also included amounts recorded on the basis of share-based payments. For additional information on the share-based payments, see note 11.

10Financial Liabilities

10.1Interest-Bearing Liabilities

in EUR k	Sep 30, 2021	Dec 31, 2020
Non‑current liabilities
Non‑current portion of secured bank loans	100	401
Total non‑current loans	100	401
Lease liabilities	15,560	17,677
Total non‑current liabilities	15,660	18,078

Current liabilities
Current portion of secured bank loans	401	567
Other bank loans	—	387
Bank overdrafts	3,441	1,538
Total current loans	3,842	2,492
Current portion of lease liabilities	3,221	3,528
Total current liabilities	7,063	6,020

Total non‑current and current liabilities	22,723	24,098

As of September 30, 2021, short-term cash deposits of EUR 1,500k (December 31, 2020: EUR 1,500k) were used to secure the secured bank loan outstanding (see note 8).

Other bank loans outstanding as of December 31, 2020 represented bank loans granted under the Coronavirus Aid, Relief, and Economic Security Act (CARES Act) which were forgiven during the three months ended June 30, 2021. The amount forgiven has been included in other operating income (see note 6).

The following table is based on the original terms and conditions:

Notes to the unaudited interim condensed consolidated financial statements as of September 30, 2021 and December 31, 2020 and for the three months and nine months ended September 30, 2021, and 2020

Conditions and Statement of Liabilities

The outstanding interest-bearing liabilities as of September 30, 2021 and December 31, 2020 have the following conditions:

				Sep 30, 2021		Dec 31, 2020
				Nominal	Carrying	Nominal	Carrying
in EUR k	Currency	Nominal interest rate	Maturity	amount	amount	amount	amount
Secured bank loan	EUR	2.95%	2017‑22	501	501	968	968
Other bank loan	USD	1%	2020-22	—	—	387	387
Bank overdrafts	EUR	4.75%	Rollover	499	499	498	498
Bank overdrafts	EUR	3.75%	Rollover	2,443	2,443	628	628
Bank overdrafts	EUR	4.50%	Rollover	499	499	412	412
Lease liabilities	EUR	2.1%-3.5%*, 5.4%-9.1%	2017-31	18,781	18,781	21,205	21,205
Total interest‑bearing financial liabilities				22,723	22,723	24,098	24,098
*	Represents the incremental borrowing rate of the Group at the commencement of the leases

The bank overdrafts of EUR 2,443k as of September 30, 2021 (December 31, 2020: EUR 628k) were secured by short-term deposits with a carrying amount of EUR 2,500k (December 31, 2020: EUR 2,500k) (see note 8). The other bank overdrafts of EUR 998k (December 31, 2020: EUR 910k) were secured over two short-term deposits with a carrying amount of EUR 500k each (see note 8).

10.2Trade Payables and Other Liabilities

in EUR k	Sep 30, 2021	Dec 31, 2020
Trade payables	8,810	31,736
Government grants (deferred income)	9,603	10,292
Contract liabilities	5,540	4,479
Others	11,713	13,483
Trade payables and other liabilities	35,666	59,990
Non‑current	8,228	8,950
Current	27,438	51,040

Government grants mainly include investment-related government grants. These were received for the purchase of certain items of property, plant and equipment for the research and development facilities in Mecklenburg-Western Pomerania, including the Rostock facility. The grants were issued in the form of investment subsidies as part of the joint federal and state program, "Verbesserung der regionalen Wirtschaftsstruktur" (improvement of the regional economic structure) in connection with funds from the European Regional Development Fund. No additional grants were received during the nine months ended September 30, 2021 related to the purchase of certain items of property, plant and equipment (the nine months ended September 30, 2020: EUR 390k).

In addition, other liabilities include a provision for outstanding invoices of EUR 4,341k (December 31, 2020: EUR 1,245k), personnel-related liabilities for vacation and bonuses totaling EUR 3,831k (December 31, 2020: EUR 4,032k), no VAT payable (December 31, 2020: EUR 4,578k payable), as well as liabilities for wage and church tax of EUR 900k (December 31, 2020: EUR 1,988k).

11Share-Based Payments

Expenses from Share-Based Payment Arrangements

During the three and nine months ended September 30, 2021, the Company incurred share-based payment expenses of EUR 1,860k and EUR 6,136k, respectively (the three and nine months ended September 30, 2020: EUR 1,149k and EUR 2,542k, respectively). These expenses were included in general administrative expenses for services received during the respective periods.

Notes to the unaudited interim condensed consolidated financial statements as of September 30, 2021 and December 31, 2020 and for the three months and nine months ended September 30, 2021, and 2020

Share-Based Award Activity

A detailed description of the Company’s share-based payment arrangements is included in Note 20 of the Group’s annual consolidated financial statements for the year ended December 31, 2020. During the nine months ended September 30, 2021 there were no changes to the terms and conditions of the Company’s share-based payment arrangements.

The following table presents a summary of the Company’s share-based payment arrangement activity for the nine months ended September 30, 2021.

	ESOP 2017		2019-2021 awards (1)
Number of awards (options and RSUs)	Number	WAEP	Number of options	WAEP (USD)	Number of RSUs	WAEP
Outstanding as of January 1	549,005	0.12	154,925	11.60	1,885,100	—
Granted during the year(1)	—	0.12	30,152	12.57	173,740	—
Exercised during the year	(140,169)	0.12	—		(253,430)	—
Outstanding as of September 30	408,836	0.12	185,077	11.76	1,805,410	—
Vested as of September 30	408,836		115,758		174,660
Exercisable as of September 30	408,836		115,758		174,660
(1)	The granted and outstanding options and RSUs do not include the number of awards for which the service period has commenced in advance of grant date. The number of these options and RSUs to be granted is not fixed until the relevant grant date as the number is dependent on the achieved value of the award divided by the trailing volume-weighted average stock price of the Company, pursuant to the terms of the underlying award agreements. These include RSUs to be granted to the new CEO from 2022, the annual RSU award to be granted in 2022 to an executive officer, and the RSUs and options to be granted to certain supervisory board members annually in 2022 and thereafter.

Notes to the unaudited interim condensed consolidated financial statements as of September 30, 2021 and December 31, 2020 and for the three months and nine months ended September 30, 2021, and 2020

The option and RSUs for the years 2019-2021 as included in the table above reflect the activity related to the share-based payment awards ESOP 2019, management, supervisory board and employees.

Grants Awarded

During the nine months ended September 30, 2021 the following awards were granted:

Award Type (2019 Plan)	Market/ Performance Based Vesting Conditions	Number of Awards	Vesting Conditions	Expiration Date
RSUs	No	105,804	Four equal tranches over a four-year period, starting January 1, 2022, April 1, 2022 or on each anniversary of the grant date	10th anniversary of Grant Date
RSUs	No	30,000	Three equal tranches over a three-year period starting January 1, 2022	10th anniversary of Grant Date
RSUs	No	15,000	Three equal tranches of which the first tranche vested immediately and the two remaining annual tranches will vest starting January 1, 2022	10th anniversary of Grant Date
RSUs	No	22,936	Four equal tranches over a four-year period, starting October 1, 2022 on each anniversary of the grant date	10th anniversary of Grant Date
Options	No	15,152	Four equal tranches over a four-year period following each anniversary of the grant date	10th anniversary of Grant Date
Options	Yes	15,000	Three equal tranches over a three-year period starting January 1, 2022	10th anniversary of Grant Date

The grant date fair value of these grants will be recognized in profit or loss over the service period by using the graded approach.

15,000 of the options referred to above vest only if the 20 trading day volume-weighted average stock price of the Company’s shares preceding the vesting date of each tranche exceeds the exercise price of US$ 12.52. This hurdle is considered a market condition. Therefore, expenses would not be reversed, if the tranches do not ultimately vest. The other options have no market or performance-based vesting conditions.

The RSUs referred to above have no market or performance-based vesting conditions. Each RSU represents a right to receive a payment in cash or shares equal to the value of the RSU at the exercise date. The Company has a choice to settle either in cash, in shares or a combination thereof. In line with this, both types of awards are to be settled in shares and expire on the 10th anniversary of the grant date.

The Company entered into an award agreement with an executive officer under which the officer shall receive annual RSU awards to be granted following each fiscal year, upon approval by the Supervisory Board, based upon achievement of the officer’s annual variable remuneration target. The service period of the annual RSUs to be granted in 2022 has commenced during the nine months ended September 30, 2021, corresponding with the employment start date, as entitlement to the RSU grant is dependent on continuing service with the Company through the grant date and annual variable remuneration target. However, the grant date criteria for these awards will not be met until such time the value of the award and number of RSUs to be granted are approved and fixed pursuant to the underlying award agreement.

Notes to the unaudited interim condensed consolidated financial statements as of September 30, 2021 and December 31, 2020 and for the three months and nine months ended September 30, 2021, and 2020

Additionally, on September, 5, 2021 the Supervisory Board approved an amendment to an award agreement under the 2019 Plan with the CEO pursuant to which a total of 324,000 RSUs were granted on December 1, 2020, subject to the purchase of ordinary shares of the Company on the open market in the amount of CHF 1,000k after the grant date, which vest in four equal annual installments following December 1, 2020, subject to the CEO’s continued services with the Company and continued ownership of the a number of shares equal or higher than the number of purchased shares.

Under the amended award agreement, the RSUs vest in 14 equal quarterly installments following July 30, 2021 with final vesting date on December 1, 2024, subject to the purchase of ordinary shares of the Company on the open market in the amount of CHF 1,000k by June 30, 2022, and the CEO’s continued services with the Company. Further, the RSUs will vest pro rata to the number of shares actually purchased up to the full investment amount of CHF 1,000k on each quarterly installment prior to the share purchase deadline and are subject to the continued ownership of a number of shares equal or higher than the pro rata number of shares actually purchased on each applicable vesting date or share purchase deadline.

The amendment did not result in incremental fair value of the award. The grant date fair value shall be recognized in the statement of comprehensive loss over the remaining vesting period based on the modified vesting schedule using the graded approach.

During the nine months ended September 30, 2021, an award of 75,000 options granted in 2020 has been modified by removing the condition that the 20 trading day volume-weighted average stock price of the Company’s share preceding the vesting date of each tranche exceeds the exercise price of US$ 11.60. This change was accounted for as a modification under IFRS 2 and the incremental fair value of US$ 226k will be recorded in the statement of comprehensive income over the vesting period of the remaining grant, together with the remaining original grant date fair value yet to be recognized.

The fair value of the RSUs is based on the observed value of the underlying shares. As no dividend payments are expected over the vesting period, no further adjustment is required. The weighted average fair value of RSUs granted under the 2019 Plan during the three months and nine months ended September 30, 2021, was US$ 11.45 and US$ 10.98, respectively. The fair value of the options awarded is determined using a Monte Carlo simulation model. The Monte Carlo simulation model utilizes multiple input variables to estimate the probability that market conditions will be achieved. The weighted average fair value of the options granted under the 2019 Plan during the three months ended September 30, 2021, was US$ nil and US$ 7.47, respectively.

Exercises

During the nine months ended September, 2021, 140,169 ESOP 2017 options were exercised. The weighted average share price at the date of exercise was US$ 11.67. During the nine months ended September 30, 2021, 253,430 RSUs were exercised. The weighted average share price at the date of exercise was US$ 11.66.

12Commitments

Future Payments for Non-Cancellable Leases

The Group has various lease contracts in relation to the expansion of the Rostock headquarters and leasing of the Frankfurt laboratory, Airport Berlin, Airport Düsseldorf, Airport Cologne/ Bonn, Airport Munich, Airport Frankfurt and additional laboratory space in Hamburg. The future lease payments and utilities for these non-cancellable lease contracts are EUR 865k within one year, EUR 2,323k within five years and EUR 4,219k thereafter (December 31, 2020: EUR 283k, EUR 1,686k and EUR 4,855k respectively).

The Group has various non-cancellable lease contracts of office equipment and storage spaces which had a lease term of less than 12 months or were related to leases of low-value assets, and therefore the short-term lease recognition exemption was applied to these contracts. The future lease payments for these non-cancellable lease contracts are EUR 17k within one year (December 31, 2020: EUR 33k) and EUR nil within five years (December 31, 2020: EUR 9k).

Notes to the unaudited interim condensed consolidated financial statements as of September 30, 2021 and December 31, 2020 and for the three months and nine months ended September 30, 2021, and 2020

Future Payment Obligations

As of September 30, 2021, the Group concluded agreements with suppliers, for goods and services to be provided subsequent to September 30, 2021, with a total payment obligation of approximately EUR 2,003k (December 31, 2020: EUR 4,669k).

13Contingent Liabilities

●	In May 2016, the Company was informed in writing by the Universitair Medisch Centrum Utrecht ("UMCU") that a claim had been initiated against UMCU regarding a prenatal diagnostic test that the Company conducted at their request which failed to identify a specific mutation present in a patient. On October 1, 2018, the UMCU and Neon Underwriting Limited formally filed a legal claim in the local court in Rostock, Germany against the Company alleging that the Company’s negligence in performing the test resulted in the misdiagnosis of the patient. UMCU is seeking recovery for compensatory damages as a result of the alleged misdiagnosis. By court order of November 8, 2018, the Regional Court of Rostock set the amount in dispute at EUR 880k.

On November 12, 2018, the Company submitted a notice to the Regional Court of Rostock with the intention to defend against the claim. On January 3, 2019, the Company filed a motion to dismiss in which the Company denied the merits of the claim. UMCU and Neon Underwriting Limited responded to this motion on March 15, 2019 with a statement of reply, and the parties have since made several court filings setting out their arguments since. By order dated June 3, 2019, the Regional Court of Rostock provided a first set of questions to be answered by an expert witness. Following a request by the Court, the Director of the Institute of Genetics at the University of Bonn recommended a professor for human genetics from the University of Aachen be appointed as an expert witness in this case. The Company agreed to such recommendation.

As of September 30, 2021, the amount in dispute was EUR 1.3 million. The matter was assigned to a new judge, due to the illness of the prior judge, and the decision to appoint the recommended expert witness is still pending.

The Company intends to continue to rigorously defend its position and considers that it is not probable the legal claim towards the Company will be successful and as a result has not recognized a provision for this claim as of September 30, 2021. In addition, in case a settlement would be required, the Company believes that the corresponding liability will be fully covered by the respective existing insurance policies.

●	Certain of our original shareholders agreed to reimburse us for the payments that we make to option holders under the 2016 Plan. Upon completion of the Follow-on Equity Offering, the relevant payables to the holders of vested options were settled mainly by the proceeds received from such original shareholders from the sale of their shares in the Follow-on Equity Offering.

We have received a demand from one such original shareholder that alleges that it should have paid less to us in connection with the settlement of such payables. While we continue to believe that such demand has little chance of being successfully enforced through legal proceedings, we see the benefit of settling this pending issue. We have therefore come to a settlement agreement with the relevant shareholders pursuant to which we will make a one-time-payment in the total amount of EUR 550,000 to be divided up between such shareholders.

The negotiations around the settlement agreement are finished and we have signed the final agreement. We expect to receive the agreement signed by all relevant shareholders shortly.

●	The higher regional court of Rostock issued a final decision by which it has retroactively invalidated a contract entered into between Centogene GmbH (the “Company”) and the State of Mecklenburg-Western Pomerania (“MVP”) for COVID-19 testing, due to non-compliance by MVP with the public tender requirements of the German government. As a result of the invalidation, MVP now has a claim under German law against the Company for repayment of the full amount invoiced and received under the

Notes to the unaudited interim condensed consolidated financial statements as of September 30, 2021 and December 31, 2020 and for the three months and nine months ended September 30, 2021, and 2020 contract (EUR 2.3 million). The Company also has a claim against MVP for compensation for the value of services provided in expectation of the validity of the contract.

The understanding between MVP and Centogene is that the Company’s services were provided at market value and that despite the court’s invalidation of the contract, Centogene has a claim against MVP for EUR 2.3 million. Thus the amounts of these two claims would be expected to equal each other and could be offset against one another. A contractual agreement putting this understanding in writing has been finalized and signed.
●	On August 7, 2021, our partnering laboratory physician Prof. Dr. Peter Bauer was informed in writing by the Public Prosecutor's Office in Fulda that a criminal investigation had been initiated against him regarding allegedly falsely billing statements submitted to the Association of Statutory Health Insurance Physicians in Hessen (Kassenärztliche Vereinigung Hessen). The aggregate amount in question is EUR 42,268.50. The Company is coordinating with defense counsel to support Prof. Dr. Peter Bauer in the defense of the case.

14Subsequent Events

Restructuring Initiative

On November 5, 2021, our Board of Directors approved a restructuring plan to further reduce operating costs and improve profitability. We estimate that the restructuring charges, which consist of personnel costs and one-time severance charges, will be approximately EUR 640k to be recorded in the fourth quarter of fiscal year 2021. We anticipate that it will generate approximately EUR 6,200k in annual net savings, plus additional planned savings in OPEX, the majority of which will be allocated to support growth-related initiatives.